IMC Announces Focus Medical Has Added Sixth Supplier Producing Under IMC Brand to Meet Growing Demand in Israel

  Focus Medical has entered into a supply agreement with Israeli-based Ever Green for a potential term of up to ten years

  Focus Medical will purchase all medical cannabis produced by Ever Green from its 86,000 square foot facility in Moshav Sgula, Israel

  Supply is secured for the six previously announced binding sales agreements between Focus Medical and pharmacies in Israel, in which the Israeli pharmacies have agreed to purchase 33,075kg of IMC-branded medical cannabis over the next three years

Toronto and Glil Yam, Israel, July 27, 2020 - IM Cannabis Corp. (the "Company" or "IMC") (CSE:IMCC), a multi-country operator in the medical cannabis sector with operations in Israel and across Europe, is pleased to announce that Focus Medical Herbs Ltd. ("Focus Medical") has signed a supply agreement with Ever Green Solomon Pharma Ltd ("Ever Green") to purchase all of the medical cannabis produced by Ever Green for a period of five years with an option for Focus Medical to extend the term an additional five years, for a total potential term of up to ten years (the "Supply Agreement").

"The team at Ever Green is led by experienced cultivators operating from a first-class facility and we are very pleased that they will be producing medical cannabis bearing the IMC brand. Focus Medical has now established a deep network of high-quality domestic and international suppliers of medical cannabis to cultivate under the IMC brand. In addition to Focus Medical's own production capacity there are now another six cultivators in Israel with which Focus Medical has signed supply agreements. Complimenting this domestic production are recent shipments from both Spain and Canada. With decriminalization in Israel expected to significantly increase demand on top of the growing medical cannabis market, a robust network of suppliers is very important to IMC. As we develop these partnerships, we envision a global distribution network that will establish IMC as leaders in global medical cannabis," said Oren Shuster, Chief Executive Officer of IMC.

Details of the Supply Agreement

The Supply Agreement with Ever Green was signed on July 24, 2020. The initial term of the Supply Agreement is five years with an option for Focus Medical to extend the Supply Agreement for another five years, for a total potential term of ten years.

Ever Green has IMC-GAP certification and an 86,000 square foot facility. First planting for Focus Medical is expected in August 2020. In the event that there is increased demand from Focus Medical, Ever Green's facility has the ability to expand up to 130,000 square feet, subject to a build out and licensing. Focus Medical has committed to purchase the entire production cultivated by Ever Green over the term of the Supply Agreement.

Supply Agreements and Pharmacy Sales Agreements Announced in 2020

Thus far in 2020, Focus Medical has signed and announced supply agreements with Ever Green, Cannomed Medical Cannabis Industries Ltd. (TASE:CNMD), Intelicanna Ltd. (TASE:INTL), Way of Life and Cannation. The cumulative supply from these agreements will be in addition to Focus Medical's current stated capacity from its facility in Sde Avraham, Israel. Focus Medical has secured the supply necessary to fulfill its delivery obligations under its pharmacy sales agreements.

Focus Medical has announced six pharmacy sales agreements in 2020. These pharmacy sales agreements are binding agreements for the sale of 4,000kg of IMC-branded products in 2020, and a total of 33,075kg worth CAD$193.5 million in consolidated revenue over the next three-year period to IMC, with an expected gross margin of 50%.

About IM Cannabis Corp.

IMC is a multi-country operator in the medical cannabis sector, and a well-known Israeli brand of medical cannabis products. In Europe, IMC has established a medical cannabis operation first with its distribution subsidiary in Germany and augmented by strategic agreements with certified EU-GMP Standard suppliers, making it one of the only medical cannabis companies with fully integrated operations in Europe. IMC intends to leverage its operational experience and brand to establish a foothold in emerging medical cannabis markets including Germany, Portugal and Greece. IMC's core Israeli business includes offering branding, know-how and other intellectual property-related services to the Israeli medical cannabis market. Its key assets in Israel include commercial agreements with licensed producers and an option to purchase licensed entities. IMC has developed proprietary processes in its operations and is active in developing and investing in innovative technology for global medical cannabis consumers leveraging its reputation and expertise in the medical cannabis sector.

About Focus Medical Herbs Ltd.

Focus Medical is one of eight original licensed producers of medical cannabis in Israel and has over 10 years of experience growing high quality medical cannabis in the Israeli market. Focus Medical has an exclusive commercial agreement with IMC to distribute its production under the IMC brand. In addition to its own capacity, Focus Medical has supply agreements with six other cultivators for additional supply using its proprietary genetics and for sale under the IMC brand.

About Ever Green Solomon Pharma Ltd

Ever Green was established in 2019 and started selling medical cannabis products from its proprietary strains to the Israeli market in 2020. Ever Green operates from an IMC-GAP facility located in the southern part of Israel. The facility includes greenhouses and post harvest facility at a total size of over 100,000 square feet. The founders are three brothers who each have a track record spanning over 30 years in agriculture, operations and plants regulation and planning.

Forward-Looking Information, Forward-Looking Financial Information and Non-IFRS Measures

This press release contains forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions.  Forward-looking information in this press release includes, without limiting the foregoing, information relating to the Company's projected revenues and profitability due to previously announced sales agreements, the potential impact to demand from decriminalization of cannabis in Israel, and the strategic business plans of the Company.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to the ability of the Company to execute its business plan, the continued growth of the medical cannabis market in the countries in which the Company operates or intends to operate, the Company maintaining "de facto" control over Focus Medical in accordance with IFRS 10, Focus Medical in accordance with IFRS 10, Focus Medical maintaining its existing Israeli cultivation license and the expected decriminalization of cannabis in Israel.. The Company considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied in the forward-looking information. Such risks include, without limitation: the ability of the Company to comply with applicable government regulations in a highly regulated industry; unexpected changes in governmental policies and regulations affecting the production, distribution, manufacture or use of medical cannabis in Israel, Germany, Portugal, Greece or any other foreign jurisdictions in which the Company operates or intends to operate; any failure of the Company to maintain "de facto" control over Focus Medical in accordance with IFRS 10; the Company and Focus Medical having to rely on third party cannabis producers to supply the Company and Focus Medical with product to successfully fulfill previously announced sales agreements and purchase commitments; the risk that regulatory authorities in Israel may view the Company as the deemed owner of more than 5% of Focus Medical in contravention to Israeli rules restricting the ownership of Israeli cannabis cultivators and thereby jeopardizing Focus Medical's cannabis cultivation license; unexpected disruptions to the operations and businesses of the Company and/or Focus Medical as a result of the COVID-19 global pandemic or other disease outbreaks including in the event that Focus Medical were to lose its designation as an essential service in the State of Israel during the current COVID-19 outbreak; any unexpected failure of Focus Medical to renew its cultivation license with the Israeli Ministry of Health; reliance on management; inconsistent public opinion and perception regarding the use of cannabis; engaging in activities considered illegal under US federal law; political instability and conflict in the Middle East; adverse market conditions; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; currency fluctuations; competition; and loss of key management and/or employees.

This press release also contains future oriented financial outlook and financial information (collectively, "FOFI") within the meaning of applicable Canadian securities laws. The FOFI included herein has been  approved by management of the Company as of the date hereof to demonstrate management's current expectations regarding the Company's future financial results due to its previously announced sales agreements in the Israeli market. Management of the Company believes that the FOFI has been prepared on a reasonable basis, reflecting best estimates and judgments, and based on a number of assumptions that management believes are reasonable under the current circumstances. However, because this information is highly subjective and subject to numerous risks, including the risks discussed above, it should not be relied on as necessarily indicative of future results. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the FOFI prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although management of the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended.

The FOFI in this news release includes reference to "gross margin", which is a non-International Financial Reporting Standards ("IFRS") financial measure. Non-IFRS measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. The Company defines gross margin as the difference between revenue and cost of goods sold divided by revenue (expressed as a percentage), prior to the effect of a fair value adjustment for inventory and biological assets. The most directly comparable IFRS measure presented by the Company in its financial statements would be gross profit before fair value adjustments divided by revenue. The Company has used or included this non-IFRS measure solely to provide investors with added insight into IMC's anticipated future financial performance. Readers are cautioned that such non-IFRS measure may not be appropriate for any other purpose. Non-IFRS measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

The forward-looking information and FOFI contained herein are current as of the date of this press release. Except as required by law, the Company does not have any obligation to advise any person if it becomes aware of any inaccuracy in or omission from any forward-looking information or FOFI, nor does it intend, or assume any obligation, to update or revise such forward-looking information or FOFI to reflect new events or circumstances. Any and all forward-looking information and FOFI included in this news release are expressly qualified by this cautionary statement, and except as otherwise indicated, are made as of the date of this press release.

For more information:

Oren Shuster

Chief Executive Officer

+972-77-3603504

info@imcannabis.com

Marc Charbin

Investor Relations

+1 416-467-5229

investors@imcannabis.com

Gal Wilder

Media Relations

+1 647-259-3261

gal.wilder@cohnwolfe.ca